

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 20, 2011

Via E-Mail
Richard MacPherson
President
China Youth Media, Inc.
3301 30th Avenue S
Grand Forks, North Dakota 58201-6009

> **Re: China Youth Media, Inc.**
> **Form 8-K**
> **Filed June 27, 2011**
> **File No. 000-33067**

Dear Mr. MacPherson:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

1.   Given the disclosure in your Form 10-Q for the period ended March 31, 2011 regarding your assets and operations and the agreement with an unrelated third party to assist in effecting a reverse merger, it appears this Form 8-K should include the disclosures required by Items 2.01(f), 5.01(a)(8) and 5.06 of that form. Please revise accordingly.

Item 1.01. Entry into a Material Definitive Agreement

2.   Please clarify when you intend to file the amendment to your articles mentioned here.

Item 1.02 Termination of a Material Definitive Agreement, page 3

3.   Please clarify the nature and amount of "consideration Jay Rifkin is receiving pursuant to the Merger Agreement and related documents." Also tell us to what "related documents" you are referring and what provisions of those documents and the Merger Agreement provide for the payment of consideration.

Item 2.01 Completion of Acquisition of Disposition of Assets

4.   We refer to your disclosure indicating that as of the closing of the reverse merger, you liquidated the subsidiaries and dissolved the corporate entities. Please tell us the specifics and timing for this transaction, whether there was any operations or assets at the time of the liquidation and clarify your accounting treatment. Tell us your consideration of providing pro forma information for this transaction. Please refer to the guidance in Article 11 of Regulation S-X. Please also provide us your analysis as to whether stockholder approval was or is required under your governing documents and laws of your jurisdiction of incorporation.

Item 3.02 Unregistered Sales of Equity Securities, page 3

5.   Please revise to provide the dates of the sales discussed and to state briefly the facts relied upon to make the exemption available. See Item 701(a) and (d) of Regulation S-K.

Item 5.01 Changes in Control of Registrant, page 5

6.   Please revise to identify the natural persons who exercise voting and/or investment power over the securities beneficially owned by StratTech Solutions, LLC, Clayton Park Medical Clinic, Granville Developments Corporation and Adnant, LLC.

7.   It appears from your disclosure that Jay Rifkin will continue as a director after the merger and that John Norris was appointed as your chief executive officer. Therefore, please revise to include these persons in the table. Please also revise to include a separate line for all executive officers and directors as a group.

8.   Your disclosure appears limited to beneficial ownership of preferred shares before and after those shares convert to common shares. Please also address beneficial ownership of common stock that is currently outstanding.

Item 5.02 Departure of Directors or Principal Officers…, page 5

9.   Please clarify the nature of the "various technologies" mentioned in your disclosure regarding Mr. MacPherson's business experience. Also clarify the nature of the business engaged in by Pantellic Corporation.

10.   Please revise to clarify Mr. Norris' business experience from April 1, 2010 until June 21, 2011. Also clarify the business engaged in by each entity mentioned in your disclosure regarding his business experience.

Exhibit 10.1

11.   Please ensure that the document you file as Exhibit 10.1 is complete. We note that this
exhibit is currently missing multiple attachments, including the Disclosure Schedule to
which you refer.

Exhibit 99.1

Notes to the Financial Statements

Note 2. Recoverability of Long-Lived and Intangible Assets, page F-7

12.   We refer to your disclosure that your evaluation is based on estimates of future
discounted cash flows and the ultimate disposition of the assets. Given your limited
operations, please tell us why you believe this model is the most appropriate and disclose
how you weighted the results of the approaches (i.e. income approach compared to
market approach).

Note 7. License, page F-11

13.   We refer to your disclosure that you evaluated the capitalized license costs' recoverability
based on the results of future undiscounted cash flows. Please reconcile this statement to
your methodology disclosed in Note 2 which indicates you also consider the value of the
ultimate disposition of the asset.

14.   Further, please provide the following:
   • Clarify the nature of the key assumptions for the individual models, including how
     those key assumptions were determined.
   • Provide a discussion of the degree of uncertainty associated with the key
     assumptions.
   • Describe potential events and/or changes in circumstances that could reasonably be
     expected to negatively affect the key assumptions.

15.   Please also tell us in greater detail how you determined the undiscounted cash flows
exceeded the fair value of the licenses and your basis for your projected cash flows.

Exhibit 99.2

Statements of Operations, page F-2

16.   We see you recorded license maintenance fees of $325,000 for the three months ended
March 31, 2011. Tell us how this reconciles to the payment schedule described in Note
5.

Statements of Cash Flows, page F-3

17.   We refer to the disclosure at the bottom of the page indicating you acquired $986,182 of equipment in exchange for a note payable, as well as $44,805 of equipment paid by a related party. Please tell us the type of equipment obtained and whether you obtained the equipment from a related party. To the extent you obtained the equipment from a related party, please tell us how the value assigned to the equipment was determined.

18.   We see the merger will be treated as a recapitalization of China Youth Media, Inc. Please tell us how you intend to retroactively apply the recapitalization in the financial statements presented in future filings. Please explain the basis in U.S. GAAP for your view.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Leigh Ann Schultz at (202) 551-3628 or Brian Cascio at (202) 551-3676 if you have questions regarding comments on the financial statements and related matters. Please contact Allicia Lam at (202) 551-3314 or Geoffrey Kruczek at (202) 551-3641 with any other questions.

Sincerely,

/s/ Geoffrey Kruczek for

Amanda Ravitz
Assistant Director

CC (by e-mail):   Brian A. Lebrecht, Esq. – The Lebrecht Group, APLC